UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

ASTEX PHARMACEUTICALS, INC.

(Name of Subject Company)

Autumn Acquisition Corporation

(Offeror)

a wholly owned direct subsidiary of

Otsuka America, Inc.

(Direct Parent of Offeror)
a wholly owned indirect subsidiary of

Otsuka Pharmaceutical Co., Ltd.

(Parent of Offeror)
a wholly owned subsidiary of

Otsuka Holdings Co., Ltd.

(Ultimate Parent of Offeror)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

04624B10
(CUSIP Number of Class of Securities)

Hajime Seki
General Counsel and Director of Legal Affairs Department
Otsuka Holdings Co., Ltd.
Shinagawa Grand Central Tower
2-16-4 Konan, Minato-ku, Tokyo 108-8241, Japan
+81-3-6717-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Copy to:

Mitsuhiro Kamiya Skadden, Arps, Slate, Meagher & Flom LLP Izumi Garden Tower, 21st Floor 1-6-1 Roppongi, Minato-ku, Tokyo, 106-6021 Japan +81-3-3568-2600	Kenton King Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, CA 94301 (650) 470-4500	Hiroshi Sarumida Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$940,579,868	$128,295.09

(1)               Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying the offer price of $8.50 per share of common stock of Astex Pharmaceuticals, Inc., par value $0.001 per share, (“Shares”) by 110,656,455 Shares, which is the sum of (i) 95,006,917 Shares issued and outstanding, (ii) 15,464,910 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding stock options to purchase Shares and (iii) 184,628 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding warrants.

(2)               The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2013, issued August 31, 2012, by multiplying the transaction value by 0.00013640.

☒                 Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$128,295.09	Filing Party:	Autumn Acquisition Corporation
Form or Registration No.	Schedule TO	Date Filed:	September 13, 2013

☐                   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                 Third-party offer subject to Rule 14d-1.

☐                   Issuer tender offer subject to Rule 13e-4.

☐                   Going-private transactions subject to Rule 13e-3.

☐                   Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on September 13, 2013 (which, together with Amendment No. 1, filed September 16, 2013, Amendment No. 2, filed September 23, 2013, this Amendment and any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”) by Autumn Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Otsuka Pharmaceutical Co., Ltd., a joint stock company organized under the laws of Japan (“Parent”). This Schedule TO relates to the tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Astex Pharmaceuticals, Inc., a Delaware corporation (“Astex”), at a purchase price of $8.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes payable in respect thereof, upon the terms and subject to the conditions set forth in (1) the Offer to Purchase, dated September 13, 2013 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which is set forth as Exhibit (a)(1)(A) hereto, and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which is set forth as Exhibit (a)(1)(B) hereto (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”).

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule TO.  The information in the Schedule TO is incorporated into this Amendment by reference to all applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

The Offer to Purchase under the caption THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”) is hereby amended and supplemented by amending and restating the third full paragraph on page 48 to read as follows:

“Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Ultimate Parent, as the ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent and Astex filed Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on September 19, 2013. The required waiting period with respect to the Offer and the Merger expired at 11:59 p.m., New York City time, on October 4, 2013, without any action having been taken by the FTC or the Antitrust Division. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.”

Items 1 through 9 and Item 11 of the Schedule TO are further amended and supplemented by the following:

“The condition of the Offer relating to the expiration or termination of the applicable waiting period under the HSR Act has been satisfied.

The Offer continues to be subject to the other conditions set forth in Section 15—“Certain Conditions of the Offer” of the Offer to Purchase.

The press release issued by Ultimate Parent announcing the expiration of the waiting period under the HSR Act is attached hereto as Exhibit (a)(5)(A).”

Item 12. Exhibits

Item 12 of this Schedule TO is hereby amended and supplemented by adding Exhibit (a)(5)(A) thereto as follows:

(a)(5)(A)	Press Release of Otsuka Holdings Co., Ltd. dated October 7, 2013

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2013

Otsuka Holdings Co., Ltd.

By:	/s/TATSUO HIGUCHI
Name:	Tatsuo Higuchi
Title:	President and Representative Director, CEO

Otsuka Pharmaceutical Co., Ltd.

By:	/s/TARO IWAMOTO, Ph.D.
Name:	Taro Iwamoto, Ph.D.
Title:	President and Representative Director

Otsuka America, Inc.

By:	/s/NORIKO TOJO
Name:	Noriko Tojo
Title:	President and CEO

Autumn Acquisition Corporation

By:	/s/TOSHIKI SUDO
Name:	Toshiki Sudo
Title:	President

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Exhibit Index

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 13, 2013*†
(a)(1)(B)	Form of Letter of Transmittal*†
(a)(1)(C)	Form of Notice of Guaranteed Delivery*†
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*†
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*†
(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on September 13, 2013†
(a)(1)(G)	Press Release of Otsuka Pharmaceutical Co., Ltd., dated September 13, 2013†
(a)(1)(H)	Press Release of Otsuka Pharmaceutical Co., Ltd. dated September 5, 2013†
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Press Release of Otsuka Holdings Co., Ltd. dated October 7, 2013
(b)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated as of September 5, 2013, by and among Otsuka Pharmaceutical Co., Ltd., Autumn Acquisition Corporation and Astex Pharmaceuticals, Inc.†
(d)(2)	Confidentiality Agreement, dated as of July 3, 2013 between Otsuka Pharmaceutical Co., Ltd. and Astex Pharmaceuticals, Inc.†
(d)(3)	Letter of Amendment, dated as of August 5, 2013, to the Confidentiality Agreement, dated as of July 3, 2013 between Otsuka Pharmaceutical Co., Ltd. and Astex Pharmaceuticals, Inc.†
(g)	Not applicable
(h)	Not applicable

*	Included in mailing to stockholders.
†	Previously filed.

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